

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2026

Bhisham Khare
Chief Executive Officer
Aeries Technology, Inc.
60 Paya Lebar Road, #08-13
Paya Lebar Square
Singapore 409051

> **Re: Aeries Technology, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 12, 2026**
> **File No. 333-294239**

Dear Bhisham Khare:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Julie Rizzo